                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: October 3, 1999

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |  037533106   |
For the Transition Period Ended: ____________________________  +--------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
               Carleton Corporation
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Full Name of Registrant

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Former Name if Applicable
               10729 Bren Road East
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Address of Principal Executive Office (Street and Number)
               Minnetonka, Minnesota 55343
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

         Carleton Corporation (the "Company") is unable to file its Quarterly Report on Form 10-Q within the time period prescribed for such report without unreasonable effort or expense. As a result, the Company is seeking relief pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The reasons the Company could not file its Form 10-Q within the prescribed period are described below.

         As previously disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1999 and in the Company's Quarterly Report on Form 10-Q for the quarter ended June 27, 1999, the Company does not have sufficient cash balances to fund its operations through the end of the fiscal year. The Company has been working diligently toward resolving both its short-term and long-term liquidity needs during the past six months. This effort culminated with the announcement on November 9, 1999 that the Company and Oracle Corporation ("Oracle") have entered into a definitive Agreement of Merger (the "Merger Agreement"), pursuant to which the Company will be merged into a wholly owned subsidiary of Oracle.

         The process of completing the Merger Agreement and accompanying due diligence was extremely demanding during the month preceding the signing of the Merger Agreement. The merger process also required that the Company limit the number of its employees that could be involved in the due diligence process in order to maintain confidentiality. The limited number of personnel involved in the due diligence process included the employee primarily responsible for preparation of the Company's Quarterly Report on Form 10-Q. The combination of the increased demands on the Company as a result of the merger, the necessary limitation on the personnel resources that could be devoted to the due diligence process and the limited number of personnel available at the Company to assist in the preparation of the Quarterly Report on Form 10-Q have resulted in the Company's inability to complete its Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 1999 on a timely basis without incurring unreasonable effort or expense.

         For the foregoing reasons, the Company could not file its Quarterly Report on Form 10-Q for the quarter ended October 3, 1999 without incurring unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
          Robert D. Gordon              612                 238-4000
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                             Carleton Corporation
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 18, 1999              By /s/ Robert D. Gordon
    ------------------------------        --------------------------------------
                                           Robert D. Gordon
                                           Chairman, Chief Executive Officer,
                                           Chief Financial Officer and
                                           President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).